Exhibit 1.3

Pivotal Introduces Pivotal 5.1

Pivotal drives higher levels of productivity with enhanced usability, mobility and global marketing capabilities

FOR IMMEDIATE RELEASE

Vancouver, BC — June 9, 2004 — Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, is taking its award-winning Pivotal 5 CRM product line to a new level of usability and accessibility with the introduction of Pivotal 5.1. This latest release features advanced email management, enhanced integration with Microsoft Office 2003, improved mobility, and support for global, multi-language marketing campaigns.

“Pivotal is committed to delivering the right CRM to the right user,” said Bo Manning, president and CEO, Pivotal. “Our uniquely tailored micro-vertical products and highly flexible CRM platform and applications, combined with our approach to offering different clients for different types of users, ensures that Pivotal customers receive a CRM system that matches their unique business requirements. Building upon the success of the Pivotal 5 product line, Pivotal 5.1 provides enhanced usability, mobility and global marketing support enabling Pivotal customers to achieve higher levels of productivity, broaden their market reach and continue to build sustainable differentiation.”

Pivotal 5.1 has been well received by Pivotal customers including early adopters Beazer Homes, Earle M. Jorgensen Corporation, Pacific Life, and Gambro Renal Products, Inc.

According to Bruce Kenny, senior vice president of products, Pivotal, “Our customers want simple, intuitive access to their CRM data from anywhere at any time. We believe that Pivotal 5.1 provides meaningful enhancements to usability and accessibility so users can achieve the highest levels of CRM productivity. We have focused heavily on making Pivotal even more relevant and accessible to users everywhere through more extensive personalization support, enhanced mobility and deeper integration to front office productivity tools including the Microsoft Office suite. We’re excited to see our customers accelerating their plans to adopt this productivity and usability enhancing release.”

It’s all about the User

Pivotal 5.1 is designed with usability, accessibility and simplicity in mind, giving users a rich set of intuitive functionality and seamless access to critical CRM data. Pivotal 5.1’s enhanced Web services support provides direct access to Pivotal CRM data from within their application of choice with out-of-the-box support for the entire Microsoft Office 2003 suite, including Outlook, Excel, Word, and PowerPoint. For example, when working on a sales presentation in Microsoft PowerPoint, sales users can easily cross-reference relevant customer or prospect information in the Pivotal CRM system without leaving PowerPoint. CRM data is simply one-click away and can be pulled directly into their Microsoft Office application. These enhancements increase usability, user adoption and productivity by providing access to their CRM data directly from their Microsoft Office applications whether they are connected or disconnected from the corporate network.

Pivotal 5.1 introduces complete bi-directional email integration to Microsoft Outlook. Email is a primary communication tool for most users and a critical first point of contact for many interactions. With Pivotal 5.1, users can create, edit and manage emails within Pivotal and Outlook, and link emails (with attachments) to any business object — including contacts, opportunities, service requests, and companies. Email integration is available while connected or while fully disconnected from the corporate network providing full support for the mobile user.

Pivotal 5.1 also extends the personalization capabilities of the Pivotal SmartPortal, enabling users to tailor their Pivotal SmartPortal to meet their individual requirements and needs. The Pivotal SmartPortal can be easily customized to display CRM data or other external system data such as warehouse inventory records, financial data, or in-context news feeds, transforming the Pivotal SmartPortal into a single point of access to all relevant data for each use.

Beazer Homes is one of the top single family homebuilders in the United States and an early adopter of Pivotal 5.1 According to Jonathan Smoke, CIO, Beazer Homes, “Beazer Homes is committed to delivering quality homes and an enjoyable experience to our customers. As a result, it’s important for us be able to capture a complete history of customer interactions, including email, to ensure that we can handle service requests quickly and accurately. With the introduction of advanced email management capabilities and complete integration to MS Office, Pivotal 5.1 provides our employees with a user-friendly way to consistently capture email interactions and quickly access important data, regardless of the application that they use. These enhancements will offer a significant boost to productivity and our ability to manage increasing customer care requirements.”

The Mobile Imperative — Raising the Bar

According to Joe Galvin, vice president and research director, Gartner, “Mobile functionality is a differentiator of CRM sales vendors: The application is either fully functional mobile, or it isn’t: 100-percent disconnected functionality is the “gold standard” for mobile sales applications.”

Pivotal’s best-in-class mobile solution provides complete functionality for mobile users and synchronizes both the data and the application changes that occur in a tailored CRM solution, ensuring that regardless of where a user is located or how they are connected, they are always working with up-to-date business logic and data. Pivotal 5.1 raises the bar on CRM mobility by delivering major enhancements to increase user performance and productivity while driving down the likely costs associated with supporting a mobile team.

In addition to enhancing performance for mobile users, Pivotal 5.1 introduces several new enhancements aimed at reducing the total-cost-of-ownership of maintaining a mobile workforce. Administrators can:

1.)	Seamlessly distribute files, including service packs and hot fixes throughout the enterprise, with a new code update feature. This new feature eliminates the time and requirement for mobile users to return laptops to the office for upgrades, while ensuring that all users have the necessary updates.

2.)	Manage the administration of mobile teams from one central location with new functionality that enables administrators to view mobile systems around the world including at-a-glance synchronization, upgrade and configuration status.

3.)	Identify and resolve potential synchronization issues early with new, built-in diagnostics tools and proactive alert notifications.

4.)	Ensure that mobile users get up and running quickly with streamlined installation capabilities and support for silent install.

Earle M Jorgensen is one of the largest independently-owned metal distributors in the world and an early adopter of Pivotal 5.1. According to Dennis Thomas, IT Manager, Earle M. Jorgensen, “Our salespeople are on the road for long hours and often travel for days at a time to meet with different prospects and customers. They need to be able to easily access up-to-date customer information from any location, including information on quotes, orders, account balances and inventory levels. The advancements in Pivotal 5.1 will help our mobile users provide fast, intelligent and convenient service, while improving the reliability and total cost of ownership of managing a mobile team.”

Powering Technology-Enabled Marketing — Globally

Pivotal 5.1 provides organizations with the ability to cost-effectively reach global customer bases more easily by allowing them to centrally create, launch, track and report on global marketing campaigns that can be run in every country and all major languages around the world. Additionally, marketing users can create emails and web-based landing pages in the language preferred by each target market and capture and track global customer preferences. With Pivotal MarketFirst as the foundation for technology-enabled marketing, marketing organizations can significantly extend their efficiency and effectiveness with tools and applications to centrally create, deploy and evaluate multi-channel marketing campaigns and processes around the world.

Availability

Pivotal 5.1 is generally available today.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results of events to differ materially from those anticipated in our and chinadotcom’s forward-looking statements. Factors that could cause actual results to differ materially include a number of risks, uncertainties and other factors, such as the need to develop, integrate and deploy applications to meet our customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on our customer’s satisfaction with Pivotal’s CRM software, its continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Although we and chinadotcom believe that the expectations reflected in our and chinadotcom’s forward-looking statements are reasonable, individual results may vary, and neither we nor chinadotcom can guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we, chinadotcom nor anyone else assumes responsibility for the accuracy or completeness of forward-looking statements.

Press Contact:

Leslie Castellani
Pivotal Corporation
Tel      : 604/699-8151
Email  : lcastellani@pivotal.com

© 2004 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.